Exhibit 12.1
KLA-Tencor Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$1,173,246	$858,192	$434,131	$734,461	$690,621
Add back fixed charges:
Interest expense(1)	122,476	122,887	110,311	53,812	54,176
Interest portion of rental expense	3,203	2,912	3,023	2,915	3,081
Total adjusted earnings	$1,298,925	$983,991	$547,465	$791,188	$747,878

Fixed charges:
Interest expense(1)	$122,476	$122,887	$110,311	$53,812	$54,176
Interest portion of rental expense	3,203	2,912	3,023	2,915	3,081
Total fixed charges	$125,679	$125,799	$113,334	$56,727	$57,257

Ratio of earnings to fixed charges	10.3	7.8	4.8	13.9	13.1
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(1)
Interest expense for the fiscal year ended June 30, 2015 includes interest expense, amortization of bond issuance costs, amortization of bond discount and portion of the bond issuance costs and bond discount that were expensed as part of our redemption of the 2018 Senior Notes during the three months ended December 31, 2014.

For purposes of calculating the ratio of earnings to fixed charges, earnings refer to the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, amortization of bond discount and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.
The decline in the ratio of earnings to fixed charges for the fiscal year ended June 30, 2015 compared to the fiscal years presented is attributable to the decline in earnings, primarily as a result of the impact of the pre-tax net loss of $131.7 million for the loss on extinguishment of debt and certain one-time expenses of $2.5 million associated with the leveraged recapitalization that was completed during the three months ended December 31, 2014.